Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross warrants expiring September 7, 2011

Toronto, Ontario, August 26, 2011 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) would like to remind holders of the outstanding K.WT.B warrants (TSX: K.WT.B) that the warrants expire Wednesday, September 7, 2011 at 4:30 p.m. (PDT).  The warrants will cease trading on the TSX on Wednesday, September 7, 2011 at 12:00 p.m. (EDT).

One warrant entitles the holder to purchase 0.4447 of a Kinross common share and C$0.01 at an exercise price of C$10.00. Questions regarding the warrants can be directed to the Warrant Trustee, Computershare Trust Company of Canada, at 1-800-564-6253 (North America) or 1-514-982-7555 (International).

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com